RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------


                                  March 2, 2010


VIA FACSIMILE & EDGAR
---------------------
202-551-3272

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-6010

Attn:    Andrew Mew, Accounting Branch Chief

         RE:      WARP 9, INC.
                  FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009 FILED SEPTEMBER 30, 2009 FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009 FILED NOVEMBER 16, 2009 FILE NO. 000-13215

Dear Commission:

         As legal counsel for Warp 9, Inc., we have been provided with a copy of your letter to Harinder Dhillon, Chief Executive Officer of Warp 9, Inc., dated February 2, 2010. On behalf of Warp 9, Inc., the following are the responses to the comments in your letter:

FORM  10-K FOR THE  FISCAL  YEAR  ENDED  JUNE  30,  2009
ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS - PAGE 10 RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2009 - PAGE 13.
---------------------------------------------------------------------

1. In our attached Amendment to Annual Report on Form 10-KA for our fiscal year ended June 30, 2009, filed simultaneously with this letter, we have added additional information and analysis under Management's Discussion and Analysis of Results - Results of Operations for the Year Ended June 30, 2009 describing management's qualitative and quantitative insights regarding the key drivers for the change in our significant income statement line items.

LIQUIDITY AND CAPITAL RESOURCES - PAGE 14
-----------------------------------------

2.       In  future  filings,   we  will  analyze  the  underlying  reasons  for
         significant   changes  in  our  cash  flows  and  further  explain  the
         variability of our cash flows.

ITEM 8. FINANCIAL STATEMENTS - PAGE 15
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - PAGE 21
NOTE 5. DEFERRED TAX BENEFIT - PAGE 25
----------------------------------------------------

3. Due to the Company reporting income from continuing operations in the year ended June 30, 2008, the Company reduced the valuation allowance to $0 by recognizing a deferred tax asset of $2,068,708 for the benefit of loss carry-forwards. The Company has determined that based upon the current recognizable income and the likelihood of future taxable earnings, the recognition threshold has been met. The effect of meeting this threshold is included in the provision for income taxes in the amount of $2,068,708 in the income statement, and is included in the balance sheet in a current deferred tax asset of $165,167 and long term deferred tax asset of $1,762,727. In our Amendment to Annual Report on Form 10-KA, we have corrected this disclosure in the notes to the financial statements.




     1453 Third Street Promenade, Suite 315, Santa Monica, California 90401
                Telephone (310) 393-9992 Facsimile (310) 393-2004

Securities and Exchange Commission
March 2, 2010
Page 2

NOTE 12. COMMITMENTS AND CONTINGENCIES - PAGE 30
------------------------------------------------

4. In our balance sheet for the fiscal year ending June 30, 2009, the $93,000 restricted cash was listed under the heading of Other Assets on the Balance Sheet and is now reflected under the heading of Cash in our Amendment to the Annual Report on Form 10-KA filed with the Commission at the same time as this letter.

ITEM 9A(T). CONTROLS AND PROCEDURES - PAGE 32
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES - PAGE 32
----------------------------------------------------------

5. In future filings, we will revise our disclosure to either exclude the entire definition of disclosure controls and procedures, or include the entire definition. In our Amendment to Annual Report on Form 10-KA, we have added statements confirming that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING -PAGE 33
--------------------------------------------------------------------------------

6. We have revised the second paragraph of this section in our Amendment to Annual Report on Form 10-KA to indicate that we confirm the effectiveness regarding internal control over financial reporting rather than disclosure controls and procedures. We will make the same correction in future filings.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION - PAGE 11 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 - PAGE 14 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - PAGE 14
--------------------------------------------------------------------------------

7. The decrease in selling, general and administrative expenses was primarily due to the decrease of ongoing vendor provided professional services and employee expenses combined with the increase in recognition of certain bad debt.

Simultaneously with the filing of this letter with the Commission over EDGAR, we hereby file our Amendment to our Annual Report on Form 10-KA for our fiscal year ending June 30, 2009, reflecting the changes described in this letter to Items 7, 8 and 9 of the Annual Report. Under separate cover, management is also filing with the Commission their signed acknowledgements requested by the Commission in its letter to Mr. Dhillon, dated February 2, 2010.

                                                  Very truly yours,

                                                  /s/ Mark J. Richardson

                                                  Mark J. Richardson
                                                             for
                                                  Richardson & Associates


Cc:      Harinder Dhillon, Chief Executive Officer
         Warp 9, Inc.

                                   FORM 10-K/A

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 [X] ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended: June 30, 2009


                         COMMISSION FILE NUMBER 0-13215

                                  WARP 9, INC.
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          NEVADA                                        30-0050402
  ------------------------                 ------------------------------------
 (State of Incorporation)                  (I.R.S. Employer Identification No.)


           50 Castilian Dr. Suite 101, Santa Barbara, California 93117
            --------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (805) 964-3313
            --------------------------------------------------------
               Registrant's telephone number, including area code

           SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


                                                       NAME OF EACH EXCHANGE ON
       TITLE OF EACH CLASS                                 WHICH REGISTERED
       -------------------                             ------------------------
           COMMON STOCK                                           OTC


         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes |_| No |X|

         Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes |_| No |X|

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                 Yes |X| No |_|

         Indicate by check mark if disclosure of delinquent  filers  pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

                                                                            |X|

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer          [___]      Accelerated filer             [___]
Non-accelerated filer            [___]      Smaller reporting company     [_X_]
(Do not check if a smaller
 reporting company)

         Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                                 Yes |_| No |X|

         The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $2,809,255 as of June 30, 2009.

         There were 340,579,815 shares outstanding of the registrant's Common Stock as of September 17, 2009.

                                TABLE OF CONTENTS

PART II

ITEM 7         Management's Discussion and Analysis or Plan of Operation     2

ITEM 8         Financial Statements and Supplementary Data                   7

ITEM 9         Changes in and Disagreements with Accountants on Accounting
               and Financial Disclosure                                     24

ITEM 9A(T)     Controls and Procedures                                      24

ITEM 9B        Other Information                                            26

SIGNATURES                                                                  27

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CAUTIONARY STATEMENTS

         This Form 10-KA contains financial projections and other "forward-looking statements," as that term is used in federal securities laws, about Warp 9 Inc.'s ("Warp 9" or the "Company") financial condition, results of operations and business. These statements include, among others: statements concerning the potential for revenues and expenses and other matters that are not historical facts. These statements may be made expressly in this Form 10-KA. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," or similar expressions used in this Form 10-KA. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause the Company's actual results to be materially different from any future results expressed or implied by the Company in those statements. The most important facts that could prevent the Company from achieving its stated goals include, but are not limited to, the following:

                  (a)      volatility or decline of the Company's stock price;

                  (b)      potential fluctuation in quarterly results;

                  (c)      failure of the Company to earn revenues or profits;

                  (d)      inadequate   capital  to   continue   or  expand  its
                           business, and inability to raise additional capital or financing to implement its business plans;

                  (e) failure to further commercialize its technology or to make sales;

                  (f) reduction in demand for the Company's products and services;

                  (g)      rapid and significant changes in markets;

                  (h) litigation with or legal claims and allegations by outside parties;

                  (i)      insufficient revenues to cover operating costs; and

                  (j)      failure of the relicensing or other commercialization
                           of  the  Roaming  Messenger   technology  to  produce
                           revenues or profits;

         There is no assurance that the Company will be profitable, the Company may not be able to successfully develop, manage or market its products and services, the Company may not be able to attract or retain qualified executives and technology personnel, the Company may not be able to obtain customers for its products or services, the Company's products and services may become obsolete, government regulation may hinder the Company's business, additional dilution in outstanding stock ownership may be incurred due to the issuance of more shares, warrants and stock options, the exercise of outstanding warrants and stock options, and other risks inherent in the Company's businesses.

         Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. The Company cautions you not to place undue reliance on the statements, which speak only as of the date of this Form 10-KA. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on its behalf may issue. The Company does not undertake any obligation to review or confirm analysts'
expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Form 10-KA or to reflect the occurrence of unanticipated events.

         The following discussion should be read in conjunction with our condensed consolidated financial statements and notes to those statements. In addition to historical information, the following discussion and other parts of this quarterly report contain forward-looking information that involves risks and uncertainties.

CURRENT OVERVIEW

         We are a provider of e-commerce software platforms and services for the catalog and retail industry. Our suite of software platforms are designed to help multi-channel retailers maximize the Internet channel by applying our technologies for online e-commerce, e-mail marketing campaigns, and interactive visual merchandising. Offered as an outsourced and fully managed Software-as-a-Service ("SaaS") model, our products allow customers to focus on their core business, rather than technical implementations and software and hardware architecture, design, and maintenance. We also offer professional services to our clients which include online catalog design, merchandizing and optimization, order management, e-mail marketing campaign development, integration to third party payment processing and fulfillment systems, analytics, custom reporting and strategic consultation.

         Our products and services allow our clients to lower costs and focus on promoting and marketing their brand, product line and website while leveraging the investments we have made in technology and infrastructure to operate a dynamic online e-commerce operation.

         We charge our customers a recurring monthly fee for using our e-commerce software based on a Software-as-a-Service model. These fees include fixed monthly charges, and variable fees based on the sales volume of our clients' e-commerce websites. Unlike traditional software companies that sell software on a perpetual license where quarterly and annual revenues are quite difficult to predict, our SaaS model spreads the collection of contract revenue over several quarters or years and makes our revenues more predictable for a longer period of time.

         While the Warp 9 Internet Commerce System ("ICS") is our flagship and highest revenue product, we have been developing and deploying new products based on a proprietary virtual publishing technology that we have developed. These new products have allowed for the creation of interactive web versions of paper catalogs ("VCS") and magazines ("VMS") where users can flip through pages with a mouse and click on products or advertisements. These magazines or catalogs will have built-in integration for e-commerce transactions through our ICS product and other transaction based activities. Clients utilizing this technology have discovered when exposing consumers to virtual catalogs, a higher average order size and significant increase in rate of conversion result. We have been selling this solution on a limited basis as a professional service while we refine the product and technology. We believe there are many markets for our virtual catalog and magazine technology and we intend to test market these new products in greater distribution in the near future.

         Research and development ("R&D") efforts have been focused both on these new products and on updating our current products with new features. In the planning phase of these new features, we look to direct client feedback and feature requests; we study the e-commerce landscape to determine features that will provide our clients with a competitive advantage in producing greater and more effective selling; and we also examine features that will create a competitive advantage during our sales process to clients. Emerging and declining trends also play a role in how clients perceive what features should be provided by which vendors and we are sometimes able to capitalize on these opportunities by bundling features for greater value and/or increased fees and revenue.

         The results of operation for the fiscal year ending June 30, 2009 reflect one complete year of the Company focusing exclusively on the Warp 9 e-commerce products and services. In September 2006, we ceased our Roaming Messenger business and reduced our staff significantly in order to focus on our Warp 9 business.

         Approximately half of the Company's revenues are from the ICS product, which continues to be a growing product. During the fiscal year ending June 30, 2009, the ICS product accounted for 61% of gross revenue. The monthly recurring fee for Warp 9 ICS is generally variable with the growth of a client's online revenues. Therefore, when our customers sell more online, our revenues and profit margin increase without dramatic increase in costs. EMS is a smaller revenue-generating product and usually sold to customers already subscribing to the ICS product. During the fiscal year ending June 30, 2009, the EMS product accounted for 2% of gross revenue. VCS and VMS are newer products and are currently only being sold on a limited basis while they are further developed. During the fiscal year ending June 30, 2009, VMS and VCS sales accounted for 1% of gross revenue. During the fiscal year ending June 30, 2009, the professional services accounted for 29% of gross revenue.

CRITICAL ACCOUNTING POLICIES

         Our discussion and analysis of our financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the estimated recoverable amounts of trade accounts receivable, impairment of long-lived assets, revenue recognition and deferred tax assets. We believe the following critical accounting policies require more significant judgment and estimates used in the preparation of the financial statements.

         We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. Management specifically analyzes the age of customer balances, historical bad debt experience, customer credit-worthiness, and changes in customer payment terms when making estimates of the uncollectability of our trade accounts receivable balances. If we determine that the financial conditions of any of our customers deteriorated, whether due to customer specific or general economic issues, increases in the allowance may be made. Accounts receivable are written off when all collection attempts have failed.

         We follow the provisions of Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" for revenue recognition and SAB
104. Under Staff Accounting Bulletin 101, four conditions must be met before revenue can be recognized: (i) there is persuasive evidence that an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the price is fixed or determinable and (iv) collection is reasonably assured.

         Income taxes are accounted for under the asset and liability method. Under this method, to the extent that we believe that the deferred tax asset is not likely to be recovered, a valuation allowance is provided. In making this determination, we consider estimated future taxable income and taxable timing differences expected in the future. Actual results may differ from those estimates.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2009 AS COMPARED TO THE YEAR ENDED JUNE 30, 2008

REVENUE

         Total revenue for the twelve month period ended June 30, 2009 decreased by ($216,321) to $2,133,344 from $ 2,349,665 in the prior year, a decrease of 9%. The difference is primarily due to a decrease in professional and other services of ($223,813), a reduction in Warp 9 EMS revenue of ($43,845), and a reduction of Warp 9 VCS revenue of ($58,320), due to attrition from the slowing economic environment and decreased client budgets. This was offset by an increase of certain one-time revenue receipts of $144,652 from Warp 9 ICS early termination settlement revenue.

COST OF REVENUE

         The cost of revenue for the twelve month period ended June 30, 2009 increased by $12,675 to $156,310 as compared to $143,635 for the twelve month period ended June 30, 2008. The increase in the cost of revenue was primarily due to an increase in sales commissions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative ("SG&A") expenses increased by $74,843 during the twelve months ended June 30, 2009 to $1,620,824 as compared to $1,545,981 for the twelve month period ended June 30, 2008. The increase in SG&A expenses was primarily due to an increase in bad debt allowance expense of $138,093 and an increase of legal fees of $20,959, offset by a decrease in employee related expenses of ($73,873) and a decrease in insurance of ($8,188).

RESEARCH AND DEVELOPMENT

         Research and development expenses decreased by ($11,858) during the twelve months ended June 30, 2009 to $36,877 as compared to $48,735 for the twelve months ended June 30, 2008. The decrease is due to an overall decrease in employee expenses.

DEPRECIATION AND AMORTIZATION

         Expense related to depreciation and amortization was $66,053 for the twelve months ended June 30, 2009 as compared to $141,059 for the prior year. The decrease is due to the elimination of amortization expenses related to the Cornell convertible debenture and decreased depreciation of other equipment.

OTHER INCOME AND EXPENSE

         Total other income and expense was $55,640 for the twelve months ended June 30, 2009 as compared to $415,211 for the prior year. The change is mostly due to the gain on the sale of an investment recorded in the twelve months ending June 30, 2008.

NET INCOME

         For the twelve months ended June 30, 2009, Warp 9's consolidated net income was $150,723 as compared to a consolidated net income of $2,922,069 for the twelve months ended June 30, 2008. This decrease in net income is primarily due to the inclusion in the 2008 fiscal year of a recognized tax benefit of $2,065,508 resulting from the recognition of deferred tax assets related to net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

         Warp 9 had cash as of June 30, 2009 of $849,508 as compared to cash of $680,649 as of June 30, 2008. Warp 9 had net working capital (i.e. the difference between current assets and current liabilities) of $1,195,641 as of June 30, 2009 as compared to a net working capital of $742,976 at June 30, 2008.

         Cash flow provided by operating activities was $290,864 for the year ended June 30, 2009 as compared to $447,544 for the year ended June 30, 2008. The decrease of ($156,680) in cash flow provided by operating activities was primarily due to payments for outstanding current liabilities during the year ended June 30, 2009.

         Cash flow used by investing activities was ($6,286) for the year ended June 30, 2009 as compared to cash flow provided in investing activities of $495,645 for the year ended June 30, 2008. The decrease of ($501,931) for cash flow used by investing activities was primarily due to the recognition of a one time gain on the sale of an investment to the Company's investment portfolio during the fiscal year ended June 30, 2008.

         Cash flow used by financing activities was ($115,719) for the year ended June 30, 2009 as compared to ($694,381) during the year ended June 30, 2008. The decrease of $578,662 for cash flows used by financing activities is primarily due to recognition of payments in settlement of the Cornell convertible debenture during the fiscal year ended June 30, 2008.

         For the twelve months ended June 30, 2009, the Company's capital needs have primarily been met from positive cash-flow from operations.

         While Warp 9 expects that its capital needs in the foreseeable future may be met by cash-on-hand and positive cash-flow, there is no assurance that the Company will have sufficient capital to finance its growth and business operations, or that such capital will be available on terms that are favorable to the Company or at all. In the current financial environment, it has been difficult for the Company to obtain equipment leases and other business financing. There is no assurance that Warp 9 would be able to obtain additional working capital through the private placement of common stock or from any other source.

OFF-BALANCE SHEET ARRANGEMENTS

         None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA OF WARP 9, INC.


                                  WARP 9, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                    CONTENTS





                                                                           PAGE
                                                                           ----

Report of Independent Registered Public Accounting Firm                     8

Consolidated Balance Sheets                                                 9

Consolidated Statements of Operations                                       10

Consolidated Statements of Shareholders' Equity                             11

Consolidated Statements of Cash Flows                                       12

Notes to Consolidated Financial Statements                                 13-23

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Warp 9, Inc.
Santa Barbara, California

We have audited the accompanying consolidated balance sheets of Warp 9, Inc. and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warp 9, Inc. and subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Warp 9, Inc.'s internal control over financial reporting as of June 30, 2009, included in the accompanying Form 10-K and, accordingly, we do not express an opinion thereon.

/s/ HJ Associates & Consultants, LLP
_____________________________________
HJ Associates & Consultants, LLP
Salt Lake City, Utah
September 25, 2009

                          WARP 9, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                                June 30, 2009   June 30, 2008
                                                                               --------------- ---------------

                                   ASSETS
CURRENT ASSETS
     Cash                                                                      $      849,508  $      680,649
     Restricted Cash                                                                   93,000          93,000
     Accounts Receivable, net                                                         324,668         290,920
     Prepaid and Other Current Assets                                                  11,804          16,679
     Current Portion of Deferred Tax Asset                                            165,167          38,849
                                                                               --------------- ---------------
        TOTAL CURRENT ASSETS                                                        1,444,147       1,120,097
                                                                               --------------- ---------------

PROPERTY & EQUIPMENT, at cost
     Furniture, Fixtures & Equipment                                                   89,485          89,485
     Computer Equipment                                                               511,889         505,603
     Commerce Server                                                                   50,000          50,000
     Computer Software                                                                  9,476           9,476
                                                                               --------------- ---------------
                                                                                      660,850         654,564
     Less accumulated depreciation                                                   (621,829)       (555,947)
                                                                               --------------- ---------------
        NET PROPERTY AND EQUIPMENT                                                     39,021          98,617
                                                                               --------------- ---------------

OTHER ASSETS
     Lease Deposit                                                                      9,749           9,749
     Internet Domain, net                                                                 891           1,062
     Long Term Deferred Tax Asset                                                   1,762,727       2,029,859
                                                                               --------------- ---------------
        TOTAL OTHER ASSETS                                                          1,773,367       2,040,670
                                                                               --------------- ---------------

        TOTAL ASSETS                                                           $    3,256,535  $    3,259,384
                                                                               =============== ===============

                    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts Payable                                                          $       70,573  $       64,799
     Credit Cards Payable                                                                 254          15,352
     Accrued Expenses                                                                  87,194          88,514
     Bank Line of Credit                                                                    -           7,916
     Deferred Income                                                                        -          35,333
     Note Payable, Other                                                               33,916          40,107
     Note Payable, Related Party                                                            -          50,481
     Customer Deposit                                                                  48,431          51,436
     Capitalized Leases, Current Portion                                                8,138          23,183
                                                                               --------------- ---------------
        TOTAL CURRENT LIABILITIES                                                     248,506         377,121
                                                                               --------------- ---------------

LONG TERM LIABILITIES
     Note payable, Other                                                               46,542          74,216
     Capitalized Leases                                                                     -           7,912
                                                                               --------------- ---------------
        TOTAL  LONG TERM LIABILITIES                                                   46,542          82,128
                                                                               --------------- ---------------

        TOTAL LIABILITIES                                                             295,048         459,249
                                                                               --------------- ---------------

SHAREHOLDERS' EQUITY
     Common Stock, $0.001 Par Value;
     495,000,000 Authorized Shares;
     340,579,815 and 340,579,815 Shares Issued
     and Outstanding, respectively                                                    340,579         340,579
     Additional Paid In Capital                                                     6,897,311       6,886,682
     Accumulated Deficit                                                           (4,276,403)     (4,427,126)
                                                                               --------------- ---------------
        TOTAL SHAREHOLDERS'  EQUITY                                                 2,961,487       2,800,135
                                                                               --------------- ---------------

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $    3,256,535  $    3,259,384
                                                                               =============== ===============

                  The accompanying notes are an integral part
                   of these consolidated financial statements

                          WARP 9, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                    Years Ended
                                                                          June 30, 2009    June 30, 2008
                                                                         ----------------  ---------------

REVENUE                                                                  $     2,133,344   $    2,349,665

COST OF SERVICES                                                                 156,310          143,635
                                                                         ----------------  ---------------

GROSS PROFIT                                                                   1,977,034        2,206,030

OPERATING EXPENSES
  Selling, general and administrative expenses                                 1,620,824        1,545,981
  Research and development                                                        36,877           48,735
  Stock option expense                                                            11,129           28,905
  Depreciation and amortization                                                   66,053          141,059
                                                                         ----------------  ---------------

        TOTAL OPERATING EXPENSES                                               1,734,883        1,764,680
                                                                         ----------------  ---------------

INCOME FROM OPERATIONS BEFORE OTHER INCOME (EXPENSES)                            242,151          441,350

OTHER INCOME/(EXPENSE)
   Interest income                                                                40,489           20,663
   Other income                                                                   37,208           24,206
   Gain on sale of investment                                                          -          498,750
   Gain/(Loss) on derivative liability valuation                                       -          100,038
   Interest expense                                                              (22,057)        (228,446)
                                                                         ----------------  ---------------

        TOTAL OTHER INCOME (EXPENSE)                                              55,640          415,211
                                                                         ----------------  ---------------

INCOME FROM OPERATIONS BEFORE PROVISION FOR TAXES                                297,791          856,561

PROVISION FOR INCOME (TAXES)/BENEFIT
   Income taxes paid                                                              (6,254)          (3,200)
   Income tax (provision)/benefit                                               (140,814)       2,068,708
                                                                         ----------------  ---------------

PROVISION FOR INCOME (TAXES)/BENEFIT                                            (147,068)       2,065,508
                                                                         ----------------  ---------------

NET INCOME                                                                       150,723        2,922,069
                                                                         ================  ===============


BASIC AND DILUTED EARNINGS PER SHARE                                     $          0.00   $         0.01
                                                                         ================  ===============

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
    BASIC AND DILUTED                                                        340,579,815      273,771,640
                                                                         ================  ===============


                  The accompanying notes are an integral part
                   of these consolidated financial statements

                          WARP 9, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                      Additional
                                                                            Common      Paid-in   Accumulated
                                                              Shares         Stock      Capital     Deficit        Total
                                                         ---------------- ----------- ----------- ------------ --------------
Balance, June 30, 2007                                       227,910,128  $  227,910  $6,251,506  $(7,349,195) $    (869,779)

Issuance of common stock in August 2007, note 7
Convertible debenture                                         11,009,174      11,009     108,991            -        120,000

Issuance of common stock in September 2007, note 7
Convertible debenture                                          6,363,636       6,364      63,636            -         70,000

Issuance of common stock in October 2007, note 7
Convertible debenture                                         11,235,955      11,236      88,764            -        100,000

Issuance of common stock in January 2008, note 7
Convertible debenture                                         11,842,105      11,842      33,158            -         45,000

Issuance of common stock in February 2008, note 7
Convertible debenture                                         13,043,478      13,043      39,131            -         52,174

Issuance of common stock in March 2008, note 7
Convertible debenture                                         13,750,000      13,750      24,750            -         38,500

Issuance of common stock in April 2008, note 7
Convertible debenture                                         29,579,185      29,579      33,721            -         63,300

Issuance of common stock in May 2008, note 7
Convertible debenture                                         15,846,154      15,846       4,754            -         20,600

Derivative liability                                                   -           -     209,712            -        209,712

Stock option expense                                                   -           -      28,905            -         28,905

Stock issuance cost                                                    -           -        (346)           -           (346)

Net income                                                             -           -           -    2,922,069      2,922,069
                                                         ---------------- ----------- ----------- ------------ --------------
Balance, June 30, 2008                                       340,579,815     340,579   6,886,682   (4,427,126)     2,800,135

Stock option expense                                                   -           -      11,129            -         11,129

Stock issuance cost                                                    -           -        (500)           -           (500)

Net income                                                             -           -           -      150,723        150,723
                                                         ---------------- ----------- ----------- ------------ --------------

Balance, June 30, 2009                                       340,579,815  $  340,579  $ 6,897,311 $(4,276,403) $   2,961,487
                                                         ================ =========== =========== ============ ==============



                  The accompanying notes are an integral part
                   of these consolidated financial statements

                          WARP 9, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                         Years Ended
                                                                              June 30, 2009        June 30, 2008
                                                                            ----------------     ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $       150,723      $   2,922,069
  Adjustment to reconcile net income to net cash
  provided by operating activities
  Depreciation and amortization                                                      66,053             65,907
  Gain on sale of investment                                                              -           (498,750)
  Bad debt expense                                                                   83,784             42,207
  Conversion feature recorded as interest expense                                         -            151,412
  Amortization of loan costs                                                              -             75,151
  Cost of stock compensation recognized                                              11,129             28,905
  Derivative expense                                                                      -           (100,038)
  Change in assets and liabilities:
  (Increase) Decrease in:
    Accounts receivable                                                            (117,532)          (106,897)
    Prepaid and other assets                                                          4,875             (8,600)
    Deferred tax asset                                                              140,814         (2,068,708)
  Increase (Decrease) in:
    Accounts payable                                                                 (9,324)            30,202
    Accrued expenses                                                                 (1,320)          (132,761)
    Deferred income                                                                 (35,333)            35,333
    Other liabilities                                                                (3,005)            12,112
                                                                            ----------------     ----------------

        NET CASH PROVIDED BY OPERATING ACTIVITIES                                    90,864            447,544
                                                                            ----------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investment                                                                -            500,000
  Purchase of property and equipment                                                 (6,286)            (4,355)
                                                                            ----------------     ----------------

        NET CASH PROVIDED/(USED) IN INVESTING ACTIVITIES                             (6,286)           495,645
                                                                            ----------------     ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment on notes payable                                                          (84,346)          (203,106)
  Payments on capitalized leases                                                    (22,957)           (31,960)
  Payments on line of credit                                                         (7,916)           (35,000)
  Payments on convertible debenture                                                       -           (423,969)
  Proceeds from issuance of common stock, net of cost                                  (500)              (346)
                                                                            ----------------     ----------------

        NET CASH USED BY FINANCING ACTIVITIES                                      (115,719)          (694,381)
                                                                            ----------------     ----------------

        NET INCREASE IN CASH                                                        168,859            248,808


CASH, BEGINNING OF YEAR                                                             680,649            431,841
                                                                            ================     ================

CASH, END OF YEAR                                                           $       849,508      $     680,649
                                                                            ================     ================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Interest paid                                                            $        22,057      $     209,957
                                                                            ================     ================
   Taxes paid                                                               $         6,254      $       3,200
                                                                            ================     ================

SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS
   During the year ended June 30, 2008, the Company issued 112,669,687 shares of of common stock at a fair value of $509,574 for the convertible debenture.


                   The accompanying notes are an integral part of these consolidated financial statements

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008

1. ORGANIZATION AND LINE OF BUSINESS

     ORGANIZATION
     Warp 9, Inc. (the "Company") is a Nevada corporation formerly known as Roaming Messenger, Inc., formerly known as Latinocare Management Corporation ("LMC"). On August 24, 2006, the Company's board of directors and majority of shareholders voted to change the name of the Company from Roaming Messenger, Inc. to Warp 9, Inc. to reflect a new strategic plan of focusing primarily on the business of the Company's wholly owned subsidiary, Warp 9, Inc. (a Delaware corporation). The Company, based in Goleta, California, began operations October 1, 1999. The Company is a provider of fully hosted web based e-commerce software products.

     LINE OF BUSINESS
     Warp 9, Inc. is a provider of e-commerce platforms and services for the catalog and retail industry. Its suite of software platforms is designed to help online retailers maximize the Internet channel by applying advanced technologies for online catalogs, e-mail marketing campaigns, and interactive visual merchandising. Offered on a fully managed Software-as-a-Service model, Warp 9 products allow customers to focus on their core business, rather than technical implementations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies of Warp 9, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

     The Consolidated Financial Statements include Warp 9, Inc. (the Company), and its majority-owned subsidiaries ("Warp 9, Inc., a Delaware corporation"). All significant inter-company transactions are eliminated in consolidation.

     ACCOUNTS RECEIVABLE
     The Company extends credit to its customers, who are located primarily in California. Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. The balance of the allowance account at June 30, 2009 and 2008 are $151,085 and $67,301 respectively.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options and warrants. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS
     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     REVENUE RECOGNITION
     The Company recognizes income when the service is provided or when product is delivered. We present revenue, net of customer incentives. Most of the income is generated from monthly fees from clients who subscribe to the Company's fully hosted web based e-commerce products on terms averaging twelve months. Unless terminated accordingly with prior written notice, the agreements automatically renew for another term.

     We provide online marketing services that we purchase from third parties. The gross revenue presented in our statement of operations is in accordance with EITF No. 99-19.

     We also offer professional services such as development services. The fees for development services constitute a separate unit of accounting in accordance with EITF No. 00-21, and are recognized as the work is performed.

     Upfront fees for development services or other customer services are deferred until certain implementation or contractual milestones have been achieved. The deferred revenue as of June 30, 2009 and 2008 was $0 and $35,333, respectively.

     For the fiscal year ended, June 30, 2009, monthly fee from web products and associated service fees account for 64% of the Company's total revenues, professional services account for 28% and the remaining 8% of total revenues are from resale of third party products and services.

     For the fiscal year ended, June 30, 2008, monthly fee from web products and associated service fees account for 53% of the Company's total revenues, professional services account for 38% and the remaining 9% of total revenues are from resale of third party products and services

     RETURN POLICY
     On all service offerings such as web based e-commerce products there are no returns. Monthly fees are assessed and revenue is recognized at the end of every month, after service has been provided. Some higher paying customers may have service level agreements where we guarantee system uptime such as 99.9% of the time per month. If we fall below the agreed upon level of uptime, we shall credit one day of service fee for each hour our system is down up to a maximum of one monthly fee. This guarantee only covers downtime as a result of failure in the Company's hardware, software or gross negligence. Historically, the Company has not had to issue any credits for such returns.

     COST OF REVENUE
     Cost of revenue includes the direct costs of operating the Company's network, including telecommunications charges and third party internet marketing charges.

     RESEARCH AND DEVELOPMENT
     Research and development costs are expensed as incurred. Total research and development costs were $36,877 and $48,735 for the years ended June 30, 2009 and 2008, respectively.

     ADVERTISING COSTS
     The Company expenses the cost of advertising and promotional materials when incurred. Total advertising costs were $32,985 and $27,329 for the years ended June 30, 2009 and 2008, respectively.

     FAIR VALUE OF FINANCIAL INSTRUMENTS
     The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of June 30, 2009 and 2008, the Company's capital lease obligations and notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost, and are depreciated or amortized using the straight-line method over the following estimated useful lives:

        Furniture, fixtures & equipment                     7 Years
        Computer equipment                                  5 Years
        Commerce server                                     5 Years
        Computer software                               3 - 5 Years
        Leasehold improvements                  Length of the lease

     Depreciation expense are $66,053 and $65,907 for the years ended June 30, 2009 and 2008 respectively.

     Included in property and equipment are assets under capitalized leases with an original cost of $218,179. Depreciation of assets under capitalized leases is included in depreciation and amortization expense. During the years ended June 30, 2009 and 2008, there were no additions to fixed assets through capitalized leases.

     CONCENTRATIONS OF BUSINESS AND CREDIT RISK
     The Company operates in a single industry segment. The Company markets its services to companies and individuals in many industries and geographic locations. The Company's operations are subject to rapid technological advancement and intense competition in the telecommunications industry.

     Accounts receivable represent financial instruments with potential credit risk. The Company typically offers its customers credit terms. The Company makes periodic evaluations of the credit worthiness of its enterprise customers and other than obtaining deposits pursuant to its policies, it generally does not require collateral. In the event of nonpayment, the Company has the ability to terminate services.

     STOCK-BASED COMPENSATION
     As of June 30, 2006, the Company adopted Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS) No. 123R, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions, as we formerly did, using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our statement of operations. The adoption of (FAS) No. 123R by the Company had no material impact on the statement of operations.

     Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the consolidated statement of operations during the year ended June 30, 2008, included compensation expense for the stock-based payment awards granted prior to, but not yet vested, as of June 30, 2009 based on the grant date fair value estimated in accordance with the pro forma provisions of FAS 148, and compensation expense for the stock-based payment awards granted subsequent to June 30, 2006, based on the grant date fair value estimated in accordance with FAS 123R. As stock-based compensation expense recognized in the statement of income for the year ended June 30, 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under FAS 148 for the periods prior to the year ended June 30, 2009, we accounted for forfeitures as they occurred. The stock-based compensation expense recognized in the consolidated statement of operations during the years ended June 30, 2009 and 2008 was $11,129 and $28,905, respectively.

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     EARNINGS PER SHARE
     SFAS 128 "Earnings Per Share" requires the Company to calculate earnings per share based on basic and diluted earnings per share, as defined. Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if stock options and warrants to issue common stock were exercised or converted into common stock. The dilutive effect of outstanding options issued by the Company were not reflected in diluted earnings per share, because under the provision of the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. The Company's average market price for common stock was less than the exercise price of all outstanding stock options and warrants.

     INCOME TAXES
     The Company  uses the  liability  method of  accounting  for income  taxes.
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"), which establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. SFAS 165 is for interim or annual periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material effect on the Company's financial statements.

3.   OBLIGATIONS UNDER CAPITALIZED LEASES

LESSOR                  DESCRIPTION                                   6/30/2009         6/30/2008
--------------------------------------------------------------------------------   ---------------
SBBT      Payble in monthly installments of $488
            interest at 17%, matures in August, 2009             $        1,421    $        9,147
SBBT      Payble in monthly installments of $281
            interest at 16%, matures in November, 2009                    1,352             4,257
SBBT      Payble in monthly installments of $726
            interest at 17%, matures in July, 2010                        5,364             9,684
GE        Payble in monthly installments of $551
            interest at 17%, matures in September, 2008                       -             5,857
GE        Payble in monthly installments of $1206
            interest at 17%, matures in September, 2008                       -             2,150
                                                                 ---------------   ---------------
                                                                          8,137            31,095
          Less current portion                                            8,137            23,183
                                                                 ---------------   ---------------
          Long-term portion of obligations under
            captalized leases                                    $            -    $        7,912
                                                                 ===============   ===============

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008


3.   OBLIGATIONS UNDER CAPITALIZED LEASES (Continued)

     Minimum annual lease payments under capitalized lease obligations at June 30, 2009 are as follows:

                                           FISCAL YEAR
                                         ------------
                                             2010                 $   8,718

        Less amount representing Interest                               581
                                                                  ----------
                                                                      8,137

        Less current portion                                          8,137
                                                                  ----------

        Long term portion of capitalized lease obligations        $       -


4.   NOTES PAYABLE

     The Company had a note payable to a vendor in the amount of $50,000, bearing interest at 10%, with monthly interest payments only. The maturity date, which was originally October 15, 2001, was subsequently amended to March 15, 2002. The note was not paid off on its amended maturity date and was in default until paid in full on June 5, 2008.

     On October 16, 2006, the Company reclassified $237,981 of accrued salaries to a promissory demand note, due no later than October 31, 2008. Interest is paid annually at a rate of 5% per annum on the unpaid balance. At June 30, 2009 and 2008, the outstanding principal balance was $0 and $50,481, respectively.

     At June 30, 2007, the Company reclassified an accounts payable account to a vendor in the amount of $154,429 to a note payable. The monthly payment on the note is $3,342 per month and bears annual interest at the rate of 10% per annum. At June 30, 2009 and 2008, the outstanding principal balance was $80,458 and $114,323 respectively. The following is a schedule of payments due for the next five years.


                            Year Ending
                              June 30,
                            -----------
                            2010           $33,916
                            2011           $37,463
                            2012           $ 9,079


5.   DEFERRED TAX BENEFIT

     Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008

5.   DEFERRED TAX BENEFIT (Continued)

     The provision (benefit) for income taxes for the year ended June 30, 2009 and 2008 consist of the following:


                                             2009             2008
                                     ---------------- ----------------
                Federal:
                    Current          $             -  $             -
                    Deferred               1,680,729        1,803,489

                State:
                    Current                        -                -
                    Deferred                 247,165          265,219
                                     ---------------- ----------------
                                     $     1,927,894  $     2,068,708
                                     ================ ================

     Net deferred tax assets consist of the following components as of June 30, 2009 and 2008:


                                                      2009              2008
                                               ---------------- ----------------
     Deferred Tax Assets:
        NOL Carryforward                       $     1,737,058  $      1,924,273
        Depreciation                                    25,669            10,735
        R&D Carryforward                                94,851            94,851
        Accrued Vacation Payable                        11,393            12,602
        Allowance for Doubtful Accounts                 58,923            26,247

     Deferred Tax Liabilities:                               -                 -

     Valuation Allowance                                     -                 -
                                               ---------------- ----------------
     Net Deferred Tax Asset                    $     1,927,894  $      2,068,708
                                               ================ ================

     The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rate of 39% to pretax income from continuing operations for the years ended June 30, 2009 and 2008 due to the following:
                                                     2009             2008
                                               ---------------- ----------------
        Book Income                            $       116,138  $       332,810
        State Income Taxes                               6,254            3,200
        Nondeductible Stock Compensation                 4,340           11,273
        Other                                              812            1,598
        Related Party Accruals                          (1,208)          26,248
        Allowance for Bad Debt                          32,676              391
        Depreciation                                    14,933            8,516
        Beneficial Conversion Feature                        -           59,051
        Derative Liability Interest                          -          (39,015)
        NOL Carryover                                 (167,691)        (400,872)
        Valuation Allowance                                  -                -
                                               ---------------- ----------------
        Income Tax Expense                     $         6,254  $         3,200
                                               ================ ================

Due to the Company reporting income from continuing operations in the year ended June 30,2008, the Company reduced the valuation allowance to $0 by recognizing a deferred tax asset of $2,068,708 for the benefit of loss carry-forwards. The Company has determined that based upon the current recognizable income and the likelihood of future taxable earnings, the recognition threshold has been met. The effect of meeting this threshold is included in the provision for income taxes in the amount of $2,068,708 in the income statement, and is included in the balance sheet in a current deferred tax asset of $165,167 and long term deferred tax asset of $1,762,727.

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008

6.   INCOME TAXES

     The Company files income tax returns in the U.S. Federal jurisdiction, and the state of California. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005.

     The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on July 1, 2007. The Company's policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the period ended June 30, 2009, the Company did not recognize interest and penalties.

7.   CAPITAL STOCK

     At June 30, 2009, the Company's authorized stock consisted of 495,000,000 shares of common stock, par value $0.001 per share. The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001 per share. The rights, preferences and privileges of the holders of the preferred stock will be determined by the Board of Directors prior to issuance of such shares. During the year ended June 30, 2008, the Company issued 112,669,687 shares of common stock ranging from $0.0013 to $0.0110 per share for the conversion of the debenture with a value of $509,575.

8.   STOCK OPTIONS AND WARRANTS

     On July 10, 2003, the Company adopted the Warp 9, Inc. Stock Option Plan for Directors, Executive Officers, and Employees of and Key Consultants to the Company. This Plan, may issue 25,000,000 shares of common stock. Options granted under the Plan could be either Incentive Options or Nonqualified Options, and are administered by the Company's Board of Directors. Each option may be exercisable in full or in installment and at such time as designated by the Board. Notwithstanding any other provision of the Plan or of any Option agreement, each option are to expire on the date specified in the Option agreement, which date are to be no later than the tenth anniversary of the date on which the Option was granted (fifth anniversary in the case of an Incentive Option granted to a greater-than-10% stockholder). The purchase price per share of the Common Stock under each Incentive Option are to be no less than the Fair Market Value of the Common Stock on the date the option was granted (110% of the Fair Market Value in the case of a greater-than-10% stockholder). The purchase price per share of the Common Stock under each Nonqualified Option were to be specified by the Board at the time the Option was granted, and could be less than, equal to or greater than the Fair Market Value of the shares of Common Stock on the date such Nonqualified Option was granted, but were to be no less than the par value of shares of Common Stock. The plan provided specific language as to the termination of options granted hereunder.

     The Company adopted FAS 123R using the modified prospective method which requires the application of the accounting standard as of June 30, 2006. Our financial statements as of and for the years ended June 30, 2009 and 2008 reflect the impact of adopting FAS 123R. In accordance with the modified prospective method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123R. The Company also used the historical industry index to calculate volatility, since the Company's stock history did not represent the expected future volatility of the Company's common stock. The fair value of options granted was determined using the Black Scholes method with the following assumptions:

                                                Year Ended           Year Ended
                                                 6/30/2009           6/30/2008
                                              ----------------------------------
      Risk free interest rate                  3.2% - 5.07%         3.2% - 5.07%
      Stock volatility factor                   0.31 -0.53           0.31 -0.53
      Weighted average expected option life       4 years             4 years
      Expected dividend yield                      none                 none

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008

8.   STOCK OPTIONS AND WARRANTS (Continued)

     A summary of the Company's stock option activity and related information follows:

                                                  Year ended                      Year ended
                                                 June 30, 2009                  June 30, 2008
                                       -------------------------------- --------------------------------
                                                           Weighted                         Weighted
                                                            average                          average
                                                           exercise                         exercise
                                            Options          price          Options           price
                                       ----------------- -------------- ----------------  --------------
Outstanding -beginning of year               14,350,000  $        0.02       15,725,002   $        0.05

Granted                                               -              -                -               -

Exercised                                             -              -                -               -

Forfeited                                    (1,950,000)         (0.02)      (1,375,002)          (0.04)
                                       ----------------- -------------- ----------------  --------------
Outstanding - end of year                    12,400,000  $        0.02       14,350,000   $        0.02
                                       ================= ============== ================  ==============
Exercisable at the end of year                9,283,185  $        0.02        8,430,309   $        0.01
                                       ================= ============== ================  ==============
Weighted average fair value of
 options granted during the year                         $           -                    $           -
                                                         ==============                   ==============

     The Black Scholes option valuation model was developed for use in estimating the fair value of traded options, which do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The weighted average remaining contractual life of options outstanding issued under the plan as of June 30, 2009 was as follows:

                                                              Weighted
                                                               Average
                                        Number of             remaining
                  Exercise               options             contractual
                   prices              outstanding           life (years)
             -------------------    ------------------    ------------------
                   $ 0.07                    100,000            4.50
                   $ 0.08                     50,000            2.51
                   $ 0.13                    650,000            0.07
                   $ 0.01                 10,950,000            4.61
                   $ 0.03                    150,000            5.84
                   $ 0.02                    500,000            5.97
                                    ------------------
                                          12,400,000
                                    ==================

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008

8.   STOCK OPTIONS AND WARRANTS (Continued)

     STOCK WARRANTS
     During the year ended June 30,  2009,  the Company  issued no warrants  for
     services.   A  summary  of  the  Company's  warrant  activity  and  related information follows:

                                                       Year End                      Year End
                                                     June 30, 2009                 June 30, 2008
                                            -----------------------------  ------------------------------
                                                               Weighted                       Weighted
                                                               average                         average
                                                               exercise                       exercise
                                               Options          price          Options          price
                                            ----------------  -----------  ----------------  ------------
Outstanding -beginning of year                    9,515,000   $   0.11          10,499,500    $     0.12

Granted                                                   -          -                   -             -

Exercised                                                 -          -                   -             -

Forfeited                                                 -          -            (984,500)        (0.11)
                                            ----------------  -----------  -----------------  -----------
Outstanding - end of year                         9,515,000   $   0.11           9,515,000    $     0.11
                                            ----------------  -----------  -----------------  -----------


9.   LINE OF CREDIT

     On January 30, 2009, the Company renewed its $100,000 revolving line of credit from Bank of America at an annual interest rate of prime plus 2 percentage points. This line of credit is secured by assets of the Company. The effective interest rate of the line of credit at June 30, 2009 was 9%. As of June 30, 2009 and 2008, the balance was $0 and $7,916, respectively.

10.  CONVERTIBLE DEBENTURES

     On December 28, 2005, we consummated a securities purchase agreement with Cornell Capital Partners L.P. providing for the sale by us to Cornell of our 10% secured convertible debentures in the aggregate principal amount of $1,200,000 of which the first installment of $400,000 was advanced immediately. The net amount of the first installment received by the Company was $295,500 after paying total fees of $92,500 which included legal, structuring, due diligence, commitment fees, and prior liability of $12,000. An interest expense of $100,000, representing the value of the conversion feature in accordance to EITF 00-27 was recorded for the first installment. Under EITF 00-27, the Company recorded a beneficial conversion cost associated with the convertibility feature of the security that was equal to the value of any discount to market available at the time of conversion. This beneficial conversion cost is recorded at the time the convertible security is first issued and is amortized over the stated terms.

     Holders of the debentures had the right to convert at any time amounts outstanding under the debentures into shares of our common stock at a conversion price per share equal to the lesser of (i) $0.15 or (ii) 80% of the lowest volume weighted average price of our common stock during the five trading days immediately preceding the conversion date as quoted by Bloomberg, LP. Cornell agreed not to short any of the shares of Common Stock. EITF 00-19 is applicable to debentures issued by the Company in instances where the number of shares into which a debenture can be converted is not fixed. For example, when a debenture converts at a discount to market based on the stock price on the date of conversion. In such instances, EITF 00-19 requires that the embedded conversion option of the convertible debentures be bifurcated from the host contract and recorded at their fair value. In accounting for derivatives under EITF 00-19, the Company recorded a liability representing the estimated present value of the conversion feature considering the historic volatility of the Company's stock, and a discount representing the imputed interest associated with the beneficial conversion feature. The discount was amortized over the life of the debentures and the derivative liability was adjusted periodically according to stock price fluctuations. At the time of conversion, any remaining derivative liability was charged to additional paid-in capital. For purpose of determining derivative liability, the Company used Black Scholes modeling for computing historic volatility.

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008


10.  CONVERTIBLE DEBENTURES (Continued)

     We had the right to redeem a portion or all amounts outstanding under the debenture prior to the maturity date at a 20% redemption premium provided that the closing bid price of our common stock was less than $0.15. In addition, in the event of a redemption, we were required to issue to Cornell 50,000 shares of common stock for each $100,000 redeemed.

     We also issued to Cornell five-year warrants to purchase 1,500,000, 4,000,000 and 4,000,000 shares of Common Stock at $0.08, $0.10 and $0.12 per share, respectively.

     The second installment of $350,000 ($295,000 net of fees) was advanced on January 27, 2006. An interest expense of $87,500 was incurred, representing the value of the conversion feature in accordance to EITF 00-27.

     The last installment of $450,000 ($395,000 net of fees) was advanced on May 9, 2006, after the registration statement was declared effective by the Securities and Exchange Commission. An interest expense of $112,500, representing the value of the conversion feature in accordance to EITF 00-27, was incurred at the receipt of this first installment.

     On June 10, 2008, the Company settled the outstanding principal and interest on the convertible debentures through a lump sum payment of $620,846 consisting of $385,426 in principal, $196,878 in interest and $38,542 in redemption penalty.

11.  CONCENTRATIONS

     For the year ended June 30, 2009, the Company had three customers who represented approximately 43% of total revenue. For the year ended June 30, 2008, the Company had one customer who represented approximately 15% of total revenue.

     At June 30, 2009 and 2008, accounts receivable from two customers represented approximately 26% and 38% of total accounts receivable, respectively.

     The Company has a concentration of credit risk for cash by maintaining deposits with banks, which may at a time exceed insured amounts. At June 30, 2009 and 2008, the Company had bank balances exceeding the amount insured by the U.S. Federal Deposit Insurance Corporation (FDIC).

12.  COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES
     The following is a schedule, by years, of future minimum rental payments required under operating leases for the facilities and equipment. The lease of the facilities expires in 2010. The following is a schedule of minimum lease payments for the next year.

                Years Ending         Rent Payment
                  June 30,
                ------------         ------------
                    2010              $ 109,000

     Total lease expense for the years ended June 30, 2009 and 2008 was $138,017 and $149,679, respectively. The Company is also required to pay its pro rata share of taxes, building maintenance costs, and insurance in according to the lease agreement.

     RESTRICTED CASH
     The Company has restricted cash in the amount of $93,000. This restricted cash is used to collateralize a standby letter of credit in favor of the landlord as part of the Company's lease agreement for its current office space at 50 Castilian, Suite 101 Dr. Santa Barbara, CA 93117. This cash amount is restricted until the lease expires on June 30, 2010 or when negotiated down. The restricted cash is classified as a separate line item on the Balance Sheet.

                           WARP 9, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2009 AND 2008


12.  COMMITMENTS AND CONTINGENCIES (Continued)

     LEGAL MATTERS
     The Company may be involved in legal actions and claims arising in the ordinary course of business, from time to time, none of which at the time are considered to be material to the Company's business or financial condition.

13.  SUBSEQUENT EVENTS

     Management has evaluated subsequent events through September 25, 2009, the date the financial statements were available to be issued, and has determined there are no subsequent events to be reported.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.


ITEM 9A(T). CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by Warp 9 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. The Company's Chairman, Chief Executive Officer, and Acting Chief Financial Officer are responsible for establishing and maintaining controls and procedures for the Company.

         Management has evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2009 (under the supervision and with the participation of the Company's Chairman, Chief Executive Officer, and Acting Chief Financial Officer) pursuant to Rule 13a-15(e) under the Securities
Exchange Act of 1934, as amended. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, the Company's Chairman, Chief Executive Officer, and Acting Chief Financial Officer have concluded that the disclosure controls and procedures are effective, and are also effective to ensure that information required to be disclosed in our reports submitted or filed under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

         The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

         o pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

         o provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

         o provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or the degree of compliance with the policies or procedures may deteriorate.

         Under the supervision and with the participation of the Company's Chairman, Chief Executive Officer, and Acting Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in internal control-integrated framework. Based on this evaluation, the Company's Chairman, Chief Executive Officer, and Acting Chief Financial Officer have concluded that the internal controls over financial reporting are effective.

AUDITOR'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

         There have been no changes in the Company's internal control over financial reporting that occurred during the Company's fiscal year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Prior to the fourth quarter, Warp 9 completed procedures to achieve Sarbanes-Oxley 404 compliance, which were tested during and since the fourth quarter.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

         The Company's management does not expect that its disclosure controls or its internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION

         None

                                   SIGNATURES


         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 2, 2010                  WARP 9, INC.



                                      By: \s\ Harinder Dhillon
                                      ------------------------------------------
                                          Harinder Dhillon,
                                          Chief Executive Officer and President


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



By:  \s\ William E. Beifuss                               Dated: March 2, 2010
    --------------------------------------
    William E. Beifuss, Chairman



By:  \s\ Louie Ucciferri                                  Dated: March 2, 2010
    --------------------------------------
    Louie Ucciferri, Corporate
    Secretary, Acting Chief Financial Officer
    (Principal Financial/accounting Officer)



By:  \s\ Harinder Dhillon                                 Dated: March 2, 2010
    --------------------------------------
    Harinder Dhillon, Chief Executive Officer
    and President (Principal Executive Officer)
    and Director



By:  \s\ John C. Beifuss                                  Dated: March 2, 2010
    --------------------------------------
    John C. Beifuss, Director

                                  EXHIBIT 31.1
                                  CERTIFICATION

                                  EXHIBIT 31.1
                                  CERTIFICATION

I, Harinder Dhillon, certify that:

1.       I have reviewed  this  Amendment to Annual Report on Form 10-KA of Warp
         9, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on Warp 9's most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (of persons performing the equivalent functions):

         a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 2, 2010


By:  /s/ Harinder Dhillon
     --------------------------------------------------
     Harinder Dhillon, Chief Executive Officer and President
     (Principal Executive Officer)

                                  EXHIBIT 31.2
                                  CERTIFICATION

                                  EXHIBIT 31.2
                                  CERTIFICATION

I, Louie Ucciferri, certify that:

1.       I have reviewed  this  Amendment to Annual Report on Form 10-KA of Warp
         9, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on Warp 9's most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (of persons performing the equivalent functions):

         a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 2, 2010


By: /s/ Louie Ucciferri
    ----------------------------------------------------------
     Louie Ucciferri, Corporate Secretary, Acting
     Chief Financial Officer (Principal Financial/Accounting Officer)

                                  EXHIBIT 32.1
                            SECTION 906 CERTIFICATION

                                  Exhibit 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Amendment to Annual Report of Warp 9, Inc. (the "Company") on Form 10-KA for the period ending June 30, 2009 (the "Report") I, Harinder Dhillon, Chief Executive Officer and President of the Company, certify, pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Dated: March 2, 2010




By:  /s/ Harinder Dhillon
     --------------------------------------------------
     Harinder Dhillon, Chief Executive Officer and President
     (Principal Executive Officer)


         This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.

                                  EXHIBIT 32.2
                            SECTION 906 CERTIFICATION

                                  Exhibit 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Amendment to Annual Report of Warp 9, Inc. (the "Company") on Form 10-KA for the period ending June 30, 2009 (the "Report") I, Louie Ucciferri, Corporate Secretary, and Acting Chief Financial Officer of the Company, certify, pursuant to 18 USC Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Dated: March 2, 2010




By: /s/ Louie Ucciferri
    ----------------------------------------------------------
     Louie Ucciferri, Corporate Secretary, Acting
     Chief Financial Officer (Principal Financial/Accounting Officer)


         This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.